

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

<u>Via facsimile 713-756-2784</u>
Mr. Michael G. Long
Senior Vice President and Chief Financial Officer
1111 Bagby Street, Suite 1800
Houston, TX 77002

> **Re: Sanchez Energy Corporation**
> **Form 10-K**
> **Filed March 18, 2013**
> **File No. 001-35372**

Dear Mr. Long:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 3</u>

<u>Development of Proved Undeveloped Reserves, page 10</u>

1. Please expand the discussion here to provide all of the disclosures required by Item 1203 of Regulation S-K. This includes figures for material changes to PUD reserves due to revisions, acquisition/divestiture, improved recovery and discovery/extension as well as conversion to developed status and the associated development costs incurred.

2. We note you drilled in 2012 (page 15) 14 gross (9.5 net) development wells and 6 gross (5.5 net) exploratory wells. Please tell us the figures (MBO and MMCFG) for the pre-drill and post-drill Proved Estimated Ultimate Recoveries and pre-drill and post-drill Probable EURs for each of the 14 PUD locations/wells and 6 unproved locations/wells, respectively. Explain the approximate distance each proved and unproved location was from a productive well at spud time.

Estimated Probable and Possible Reserves, page 12

3.   The reserve table you have here should include the development status of each reserve category as specified in Item 1202(a)(2) of Regulation S-K. Please expand this to comply with Regulation S-K.

Notes to the Consolidated Financial Statements, page F-7

Net proved and proved developed reserve quantities summary, page F-36

4.   FASB ASC paragraph 932-235-50-5 requires appropriate explanation of significant changes in the net quantities of an entity's proved reserves. Please explain the reasons for the significant 2012 revisions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ronald Winfrey at (202) 551-3704 or me at (202) 551-3745 if you have questions regarding the comments or our review.

                                Sincerely,

                                /s/H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director